Bluerock Acquisition Corp.

919 Third Avenue

New York, New York 10022

December 8, 2025

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Bluerock Acquisition Corp.
Registration Statement on Form S-1
Filed November 6, 2025, as amended
File No. 333-291337

Dear Ms. Bagley:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Bluerock Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on December 10, 2025, or as soon thereafter as practicable.

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Jordan B. Ruddy
Name:	Jordan B. Ruddy
Title:	President

cc:	Elliott Smith, Perkins Coie LLP

[Signature Page to Acceleration Request]